UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

PRIVACORE PCAAM ALTERNATIVE GROWTH FUND

(Name of Subject Company (Issuer))

PRIVACORE PCAAM ALTERNATIVE GROWTH FUND

(Name of Filing Person(s) (Issuer))

CLASS I SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

74290Y307
(CUSIP Number of Class of Securities)

Sandhya Ganapathy, Esq.

Privacore PCAAM Alternative Growth Fund

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

October 29, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the U.S. Securities and Exchange Commission on October 29, 2025 by Privacore PCAAM Alternative Growth Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $3,303,181 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on October 29, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on November 28, 2025.

2. No Shares were tendered prior to the expiration of the Offer, and therefore, no Shares were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer, calculated as of December 31, 2025, was $0.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on October 29, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a).  Exhibits

Not applicable.

Item 12(b).  Filing Fee

Calculation of Filing Fee Table is attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PRIVACORE PCAAM ALTERNATIVE GROWTH FUND

By:	/s/ Peter Sattelmair
Name:	Peter Sattelmair
Title:	Treasurer

March 25, 2026

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Table